Exhibit 99.4

Dated [            ]

(1) GRAPESHOT LIMITED

(2) [NAME OF RECIPIENT]

SHARE OPTION AGREEMENT

DATE:

PARTIES:

(1)	Grapeshot Limited whose registered office is at Park House, Castle Park, Cambridge, CB3 ODU (the “Company”); and

(2)	[NAME OF RECIPIENT] OF [ADDRESS] (the “Optionholder”)

RECITALS

(A)	The Optionholder has been granted an option to subscribe for Option Shares in the Company.

(B)	The Company has decided to grant to the Optionholder an option for commercial reasons in order to retain the services of the Optionholder and not as part of a scheme or arrangement the main purpose, or one of the main purposes, of which is the avoidance of tax UK or worldwide taxation.

AGREEMENT

1	Interpretation

1.1	In this Agreement (unless the context otherwise requires) the following words and expressions have the following meanings:-

“Articles”	the Articles of Association of the Company adopted on 18th December 2015, a copy of which has been provided to the Optionholder or is available at any time on making a request to the Board and as may be amended from time to time;

“the Board”	the board of directors for the time being of the Company or a committee thereof duly authorised for the purposes of this Agreement;

“Date of Grant”	the date of this Agreement;

“Employee”	a bona fide employee or director of the Company or any subsidiary of the Company

“Group”	the Company, any subsidiary of the Company and any company that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the Company and references to “Group Company” shall be construed accordingly;

“Option”	the right to subscribe for the Option Shares granted by the Company to the Optionholder in Clause 2 below;

“Option Shares”	fully paid D ordinary shares of 0.01p each in the capital of the Company (or any shares representing them);

“Provider of Services”	one who provides services to a Group Company under a regular contract of service. Regular means the provision of a minimum of five days service per calendar month as the minimum monthly service requirement. A person will not be considered a Provider of Services while on a period of garden leave or similar notice period as may be mandated under local law or required by the terms of an agreement.

“Sale”

the completion of an agreement whereunder any person, firm or company:

(a)   purchases and the relevant shareholders sell not less than 50% in nominal value of the issued shares in the Company; or

(b)   purchases and the Company sells the whole or substantially the whole of its undertaking business and assets.

“Subscription Price”	means £[ ] per Option Share subject to the Option payable upon the exercise of the Option.

1.2	Words denoting the singular shall include the plural and vice versa. Words noting the masculine gender shall include the feminine gender.

1.3	References herein to a clause, sub-clause, paragraph or sub-paragraph are, unless otherwise stated, references to a clause, sub-clause, paragraph or sub-paragraph of this Agreement.

1.4	Clause headings are inserted for convenience only and are to be ignored in construing this Agreement.

1.5	References herein to any enactment shall be deemed to include references to such enactment as extended, re-enacted or amended.

1.6	References herein to a “month” shall be deemed to be references to a calendar month.

2	Grant of Option

2.1	In consideration of the sum of £1 now paid by the Optionholder to the Company (the receipt of which the Company hereby acknowledges) the Company grants to the Optionholder an option to subscribe for [ ] Option Shares at the Subscription Price exercisable in accordance with clause 4 below.

2.2	Except as otherwise specifically provided in this Agreement the Option shall be exercisable by the Optionholder only and may not be transferred, assigned, or charged or otherwise disposed of, either in whole or in part (other than to the Optionholder’s personal representatives on his death). Any purported transfer, assignment or charge shall entitle the Company to cancel the Option.

2.3	The Option shall vest in 4 (four) equal instalments as follows:

2.3.1	25% (twenty five per cent) of the Option Shares comprised in the Option (rounded down to the nearest whole number of Option Shares) on the first anniversary of the Date of Grant;

2.3.2	a further 25% (twenty five per cent) of the Option Shares comprised in the Option (rounded down to the nearest whole number of Option Shares) on the second anniversary of the Date of Grant;

2.3.3	a further 25% (twenty five per cent) of the Option Shares comprised in the Option (rounded down to the nearest whole number of Option Shares) on the third anniversary of the Date of Grant;

2.3.4	the final 25% (twenty five per cent) of the Option Shares comprised in the Option (or, if different as a result of roundings, the remaining Option Shares comprised in the Option) on the fourth anniversary of the Date of Grant.

3	Lapse of Option

3.1	If the Optionholder ceases to be an Employee or Provider of Services for any reason whatsoever (but excluding death) then (a) immediately upon such cessation the Option (to the extent it remains unvested) shall lapse, and (b) the Option may be exercised to the extent (and only to the extent) that it would have been exercisable upon the date of termination of the Optionholder’s employment, within three (3) months after the date of termination, but in any event no later than the date referred to in sub-clause 3.2.1 below.

3.2	In addition to lapse in any other circumstances provided for elsewhere in this Agreement, the Option shall lapse on the earliest to occur of any of the following events:

3.2.1	at the close of the trading day in the United States on the day before the tenth anniversary of the Date of Grant;

3.2.2	the moment on which the Optionholder has breached any of the provisions of this Agreement;

3.2.3	the moment on which the Optionholder has in the opinion of the Board an affiliation with a competitor of the Company or any Group Company;

3.2.4	the moment the Board determine that the Optionholder has breached the confidentiality and/or non-disclosure provisions contained in the Optionholder’s contract of employment;

3.2.5	upon the Optionholder becoming bankrupt or being otherwise deprived of the legal or beneficial ownership of the Option by operation of law (otherwise than on death); and

3.2.6	upon the Optionholder who is a Provider of Services not completing the minimum monthly service requirement.

3.3	Subject to clause 3.4 in the event the Optionholder ceases to be an Employee or Provider of Services by reason of his death, his legal personal representative(s) may exercise his Option to the extent vested as at the date of death at any time within six months after the date of his death after which date the Option shall lapse.

3.4	The personal representatives’ rights to exercise the Option in accordance with clause 3.3 are on condition that if the Board in its absolute discretion so determines, such personal representatives will be deemed to have served a Transfer Notice (as defined in the Articles and on such date as determined by the Board) and the Compulsory Transfer provisions set out in Article 10 of the Articles shall apply to the Option Shares acquired by such personal representatives on the exercise of the Option.

4	Exercise of Option

4.1	The Option may be exercised to the extent vested at any time but only by the Optionholder lodging with the Company or the Company Secretary (if any) a duly completed notice of exercise in such form as the Board may from time to time prescribe accompanied by payment of the Subscription Price for the Option Shares or by following such other procedures as the Company shall specify from time to time. Payment of the Subscription Price shall be in a form permitted by the Board.

4.2	The Option may not be exercised in respect of part only of the vested Option Shares.

4.3	Within 30 days of receipt by the Company of the notice of exercise the Board on behalf of the Company shall allot to the Optionholder the Option Shares credited as fully paid.

4.4	All of the Option Shares allotted on exercise of the Option shall be subject to such rights and restrictions and/or risk of forfeiture (if any) as set out in the Articles but, for the avoidance of doubt, the Option Shares issued will not rank for any dividends or distributions declared or recommended on or prior to the date on which the Option is exercised.

5	Variation of Capital

5.1	Subject to sub-clauses 5.3 and 5.4 below, in the event of a variation of the share capital of the Company (whenever effected) by way of capitalisation, sub-division, consolidation or reduction the Board at their discretion may make such adjustments as it considers appropriate under sub-clause 5.2 below. For the avoidance of doubt, this clause 5 shall not apply in the context of a Sale of the Company.

5.2	An adjustment made under this sub-clause shall be to one or more of the following:-

5.2.1	the number of Option Shares in respect of which the Option may be exercised; or

5.2.2	the price at which the Option Shares may be acquired by the exercise of the Option.

5.3	Except in the case of a capitalisation issue, no adjustment under sub-clause 5.2 above shall be made without the prior confirmation in writing by the auditors for the time being of the Company (if so appointed) to the directors that it is in their opinion fair and reasonable.

5.4	An adjustment under sub-clause 5.2 above may have the effect of reducing the price at which Option Shares may be acquired by the exercise of the Option to less than their nominal value, but only if and to the extent that the Board shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Option Shares in respect of which the Option is exercised and which are to be allotted pursuant to such exercise and which exceeds the price at which the same may be subscribed for and to apply such sum in paying up such amount on such Option Shares; and so that on exercise of the Option the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid.

5.5	As soon as reasonably practicable after making any adjustment under sub-clause 5.2 above, the Board shall give notice in writing thereof to the Optionholder.

6	Winding Up

6.1	If at any time while the Option remains unexercised notice is duly given of a general meeting of the Company at which a resolution will be proposed for the voluntary liquidation of the Company the Option shall be exercisable notwithstanding the commencement of such winding up. The Company shall give to the Optionholder notice of any meeting called for the purpose of considering a resolution for the voluntary liquidation of the Company and shall at the same time give him notice of his rights under this clause.

7	Sale

7.1	The Company undertakes that, where a Sale is contemplated, it will use all reasonable endeavours to procure that the Optionholder shall have an adequate opportunity to exercise the Option to the extent vested before the Sale is completed provided that if such Sale is completed before the exercise of the Option then unless the parties shall agree otherwise the Option will lapse and the Optionholder shall have no further right in respect of the Option Shares.

7.2	Where a Sale is contemplated and unless the Option is assumed by the surviving or acquiring corporation or otherwise remains outstanding, the Board may (in its absolute discretion) determine that the Option shall (to the extent it has not already vested) be regarded as having vested in full for the purposes of clause 7.1.

8	Company re-organisation

8.1	If there is a company re-organisation within the meaning of paragraph 39 of Schedule 5 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) the Optionholder may, with the agreement of the acquiring company (as defined by paragraph 39(2) of Schedule 5 of ITEPA), be granted a replacement option (as defined by paragraph 41(4) of Schedule 5 of ITEPA) in consideration of the release of rights in respect of the Option Shares in accordance with Part VIII of Schedule 5 of ITEPA.

9	Miscellaneous

9.1

Any notice or other communication under or in connection with this Agreement may be given by personal delivery or by sending the same by post or via email, in the case of the Company to its registered offices for the time being, and in the case of the Optionholder to his address as shown in this Agreement or to such other address as he may have given to the Company as an address for service for this purpose where a notice or other communication is given by first-class post, it shall be deemed to have been received 48 hours after it was put into the post properly addressed and stamped. Where a notice or other communication is sent by email, it shall be deemed to have been received immediately upon sending.

9.2	The Optionholder shall be entitled to receive copies of all notices and documents sent by the Company to its shareholders. If the Company files such documents publicly, the Optionholder shall be deemed to have received such documentation at the same time it is made publicly available.

9.3	The Board may with the written consent of the Optionholder alter the terms of this Agreement.

9.4	This Agreement shall in all respects be governed by the laws of England and Wales and any dispute concerning this Agreement or its interpretation shall be adjudicated in that jurisdiction.

9.5	The Optionholder acknowledges that, regardless of any action taken by the Company or a Group Company, the ultimate liability for all income tax, employee national insurance contributions, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Optionholder’s participation in the Option and legally applicable to the Optionholder or deemed by the Company or the Group Company in its discretion to be an appropriate charge to the Optionholder even if legally applicable to the Company or the Group Company (“Tax-Related Items”), is and remains the Optionholder’s responsibility and may exceed the amount actually withheld by the Company and/or the Group Company. The Optionholder further acknowledges that the Company and/or the Group Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of Option Shares acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate the Optionholder’s liability for Tax-Related Items or to achieve any particular tax result. Further, if the Optionholder is subject to Tax-Related Items in more than one jurisdiction, the Optionholder acknowledges that the Company and/or the Group Company (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

9.6	As a condition of the grant of the Option, the Optionholder hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of personal data as described in this paragraph by and among, as applicable, the Company and any Group Company for the exclusive purpose of implementing, administering and managing the Option.

The Optionholder understands that the Company and any Group Company, or affiliate, may hold certain personal information about the Optionholder, including, but not limited to, the Optionholder’s name, home address and telephone number, date of birth, social security number or other identification number, salary, nationality, passport number, job title, any Option Shares or directorships held in the Company, details of all Options or any other entitlement to Option Shares awarded, canceled, exercised, vested, unvested or outstanding in the Optionholder’s favor, for the purpose of managing and administering the Option (“Data”).

The Optionholder acknowledges that Data may be transferred to such stock plan service provider or broker as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Option, provided that the Company ensures that the recipient maintains a level of privacy broadly equivalent to the standard set forth in the Company’s Internal Privacy Policy (if any). The Optionholder accepts that these recipients may be located in the United States or the European Economic Area or elsewhere and the recipient’s country may have different data privacy laws and protections than the Optionholder’s country. The Optionholder authorizes the Company, its broker and any possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Option to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Optionholder’s participation in the Option, including any requisite transfer of Data to a designated broker or other third party with whom the Optionholder may elect to deposit any Option Shares acquired upon exercise of the Option, as such Data may be required for the administration of the Option and/or the subsequent holding of Option Shares on the Optionholder’s behalf. The Optionholder understands Data will be held only as long as necessary to implement, administer and manage the

Optionholder’s participation in the Option. The Optionholder understands that the Optionholder may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, without cost to the Optionholder, by contacting in writing the Optionholder’s local human resources representative. Further, the Optionholder understands that the Optionholder is providing the consents herein on a purely voluntary basis. If the Optionholder does not consent, or later seeks to revoke consent, the Optionholder’s employment status or service and career with the Company will not be affected; the only consequence of refusing or withdrawing consent is that the Company would not be able to grant the Optionholder Options or other equity awards or administer or maintain such awards. Therefore, the Optionholder understands that refusing or withdrawing consent may affect the Optionholder’s ability to participate in the Option or in any future equity awards. For more information on the consequences of refusal to consent or withdrawal of consent, the Optionholder understands that the Optionholder may contact the Optionholder’s local human resources representative.

As a condition of the grant of the Option, the Optionholder unambiguously gives his or her consent to the transfer of Data, as described in this Agreement, and although countries outside of the European Union may lack legal provisions that offer an adequate level of protection, similar to the European Directive 95/46/EC, the Optionholder agrees that Data may be transferred to such countries.

IN WITNESS whereof the parties have executed this Agreement as a deed on the day and year first above written.

SIGNED by a director of the Company

Grapeshot Limited in the presence of:

SIGNED by the Optionholder

[NAME OF RECIPIENT] in the presence of: